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August 1, 2006

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act").

The Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange, or distributed to its shareholders, the following documents in Japanese between May 11, 2006 and July 31, 2006:

1. Press Release dated May 11, 2006 regarding "Subaru 2.5-liter Turbo Boxer Engine Wins 2006 International Engine of the Year Award"

2. Press Release dated May 18, 2006 regarding "Issuance of Unsecured Straight Bonds (Series 14)"

3. Press Release dated May 24, 2006 regarding "Fuji Heavy Industries Introduces a Facelift of Subaru Legacy Series"

4. Press Release dated June 2, 2006 regarding "Fuji Heavy Industries delivers the first Eclipse 500 production wing to Eclipse Aviation"

dlo 8/12

5. Notice of the 75th Ordinary General Meeting of Shareholders dated June 2, 2006, as distributed to its shareholders

6. Press Release dated June 14, 2006 regarding "Fuji Heavy Industries Introduces Subaru Stella, an All-new Mini Car"

7. Revised Articles of Incorporation dated June 27, 2006

8. Covenant of Timely Disclosure, as filed with the Tokyo Stock Exchange on July 3, 2006

9. Press Release dated July 5, 2006 regarding "Fuji Heavy Industries and Sojitz to Launch Full-fledged SUBARU Car Sales Operations in Ukraine"

10. First Quarter Financial Results for the three months ended June 30, 2006, as filed with the Tokyo Stock Exchange on July 31, 2006

English language translations of the above documents, as listed in Exhibit A, are enclosed herewith.

In addition, the Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange and the Chief of the Kanto Local Finance Bureau of the Ministry of Finance or distributed to its shareholders the following documents in Japanese. No English versions or translations have been prepared:

1. Annual Securities Report for the fiscal year ended March 31, 2006, as filed with the Kanto Local Finance Bureaus on June 28, 2006

2. Annual Business Report for the fiscal year ended March 31, 2006, as provided to shareholders on June 27, 2006

3. Report For Corporate Governance, as filed with the Tokyo Stock Exchange on May 31, 2006

4. Report For Corporate Governance, as filed with the Tokyo Stock Exchange on July 26, 2006

English language summaries of the above documents are provided in Exhibit B hereto.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosures
MI/ms

Exhibit A

English Documents

#		Date Released
1	Press Release "Subaru 2.5-liter Turbo Boxer Engine Wins 2006 International Engine of the Year Award"	May 11, 2006
2	Press Release "Issuance of Unsecured Straight Bonds (Series 14)" (English translation)	May 18, 2006
3	Press Release "Fuji Heavy Industries Introduces a Facelift of Subaru Legacy Series"	May 24, 2006
4	Press Release "Fuji Heavy Industries delivers the first Eclipse 500 production wing to Eclipse Aviation"	June 2, 2006
5	Notice of the 75th Ordinary General Meeting of Shareholders (English translation)	June 2, 2006
6	Press Release "Fuji Heavy Industries Introduces Subaru Stella, an All-new Mini Car"	June 14, 2006
7	Revised Articles of Incorporation	June 27, 2006
8	Covenant of Timely Disclosure, as filed with the Tokyo Stock Exchange (English translation)	July 3, 2006
9	Press Release "Fuji Heavy Industries and Sojitz to Launch Full-fledged SUBARU Car Sales Operations in Ukraine"	July 5, 2006
10	First Quarter Financial Results for the three months ended June 30, 2006, as filed with the Tokyo Stock Exchange	July 31, 2006

#1



PRESS INFORMATION

Subaru 2.5-liter Turbo Boxer Engine Wins 2006 International Engine of the Year Award

-- The top engine in the 2- to 2.5-liter class this year --

Tokyo, May 11, 2006– Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that its 2.5-liter, Horizontally Opposed boxer engine with a turbo charger was voted this year's winner in the 2- to 2.5-liter engine class of the *International Engine of the Year Awards*. The award ceremony took place today at the Engine Expo in Stuttgart, Germany. The award granted to the Subaru engine, with which Subaru Impreza and Forester models are equipped, marks the first time a Horizontally Opposed engine has been chosen in the prestigious annual awards.

A panel of 61 renowned journalists from 29 countries served as judges in the competition organized by UKIP Media & Events - Automotive Magazines' Division, Britain's largest group of auto-technology magazines, which includes *Engine Technology International* and *Automotive Testing Technology International.* The judges applied their technical knowledge and impressions, scoring for the vehicle's performance, drivability, ease of handling, fuel economy, and refinement. Based on the points given by the judges, the grand prize, prizes for best engines in eight capacity classes and three other categories were awarded.

The now internationally acclaimed Subaru 2.5-liter turbo engine features powerful torque output as well as environmental considerations. By employing a secondary air injection system, improving on the engine control system and modifying combustion chamber designs, FHI has made significant improvements in lowering vehicle emission levels. The engine achieves optimal balance between nimble response in low-speed driving ranges and enhanced power output, thanks to design changes of the water jacket in the cylinder head and layout modifications in the exhaust manifolds to minimize pump loss while ensuring smooth gas flow. These engine refinements and improvements have been recognized by the judges and brought FHI its first award in the competition.

Subaru's current Impreza and Forester models, which are sold in Europe, North America, and Australia, come equipped with the award-winning 2.5-liter turbo engines, as does the Saab 9-2X, which is sold in North America under a supply agreement with Saab.







#2

May 18, 2006
Fuji Heavy Industries Ltd

Issuance of Unsecured Straight Bonds (Series 14)

May 18, 2006, Fuji Heavy Industries Ltd. today announced the launch of the series 14 unsecured straight bonds with inter-bond pari passu clause. The summary of terms and conditions are as follows:

Terms & Conditions

1. Issue amount	JPY 20,000,000,000-
2. Amount of each bond	JPY 100,000,000-
3. Interest rate	2.01% per annum
4. Issue price	JPY 100.00
5. Redemption price	JPY 100.00
6. Redemption date	May 31, 2012
7. Interest payment date	May 31 and November 30
8. Application deadline	May 18, 2006
9. Payment deadline	May 31, 2006
10. Collateral	None
11. Covenants	Negative pledge
12. Credit rating	BBB+ (R&I)
13. Lead manager	Mizuho Securities Co., Ltd.
14. Financial agent	Mizuho Corporate Bank, Ltd.
15. Yield to subscribers	2.01% per annum

#3



PRESS INFORMATION

Fuji Heavy Industries Introduces a Facelift of Subaru Legacy Series

Tokyo, May 24, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of its new Subaru Legacy models in Japan. The facelift series went on sale nationwide through its Subaru dealerships today.

In advancing the development concept of the fourth-generation Legacy, which focuses on integrating performance, functionality and beauty, the new Legacy has further perfected three key elements: superb driving performance, environmental considerations, and outstanding comfort. While featuring its core technology, Subaru Symmetrical AWD (All-Wheel-Drive), along with FHI's original, Horizontally Opposed engine, the new model embodies a further refinement of the Grand Touring Car.

The new Legacy has gone through attention-to-detail exterior design changes, refining its streamlined functional beauty and enhancing the Legacy styling identity. Its interior design changes highlight improvements in quality looks and augmented functionality.

The Legacy 2-liter turbo engine model and 3-liter engine model come equipped with the SI-DRIVE (Subaru Intelligent Drive system), which offers three distinctively different choices of driving mode. The interface for the SI-DRIVE has been newly redesigned to more effectively communicate vehicle behavior and fuel economy to the driver. In addition to its enhanced driving performance and elevated driving quality, the new Legacy series has also made significant improvements in vehicle mileage while reducing exhaust emissions.



Legacy Station Wagon 2.0GT



Legacy Sedan 2.0GT



Outback 3.0R

Major features of the faclifted Legacy

1. Exterior designs

Building on the style characteristics of the fourth-generation Legacy, which embodied beauty and functionality in its designs, the new Legacy boasts detailed design changes that heighten its original identity.

2. Interior designs

Additional decorative panels on the dashboard provide a quality feel and functional look, as well as accentuate the comfortable interior space. On the models with the SI-DRIVE, newly designed meter panels and steering wheel switches emphasize functionality in the interface with the driver.

3. Powertrain

FHI has improved further on engine combustion efficiency and the intake and exhaust efficiency for the new Legacy series. Improvements to the transmission also ensure smooth and responsive gearshifting. FHI has also expanded the availability of the 6-speed manual transmission on the new Legacy series to the 2-liter turbo as well as 3-liter engine models.

The SI-DRIVE on the 2-liter turbo and 3-liter engine models not only offers the driver a choice of three different modes of driving experience, but it can also help delivers to save fuel economy without sacrificing the driving pleasure.

4. Body/Chassis

Capitalizing on outstanding driving characteristics provided by the Symmetrical AWD, the new Legacy offers further improved stability and maneuverability through enhancement of joints in body frames and parts. High levels of comfort and relaxation, matched to the concept of the Grand Touring Car, have been achieved.

5. SI-DRIVE on 2-liter turbo and 3-liter engine models

The SI-DRIVE enables three distinctively different modes: the Intelligent mode; Sport mode; and Sport Sharp mode. By regulating the engine control unit (ECU) as well as the transmission control unit (TCU) in the automatic transmission, and by fine-tuning the electronically controlled throttle, the system provides vehicle performance unique to each mode. It allows the driver to choose from these three modes, which bring out very different driving experiences in the same car.

In addition to the SI-DRIVE selector on the center console for choosing the driving mode, FHI has also developed a new interface to display SI-DRIVE performance. The instrumentation incorporates an Info-Eco Indicator that lights up while driving on low fuel consumption; an ECO gauge that encourages mileage-conscious driving; and a multi-information display that shows comprehensive information about the driver-selected SI-DRIVE mode. A Shift-up Indicator is also available on the manual transmission models, which advises the driver to shift up a gear for better fuel economy.

The ECO gauge and Info-Eco Indicator have proven to positively influence drivers to drive more fuel-efficiently. Together with the improvements in the powertrain performance and control mechanism, the new Legacy driven in the Intelligent mode recorded 10 percent better gas mileage, compared to the current model without these improvements and display, according to FHI's internal tests.

###

#4



PRESS INFORMATION

Fuji Heavy Industries delivers the first Eclipse 500 production wing to Eclipse Aviation

Tokyo, June 2, 2006-Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, delivered the first wing for the first customer Eclipse 500 production airplane, which FHI assembled in its division, Aerospace Company of in Utsunomiya, Japan, to Eclipse Aviation.

The Eclipse 500 can accommodate 6 persons and is planned for the multi-purpose use, such as "air-taxi" that is a new transportation system forecasted to grow rapidly. Eclipse Aviation has just under 2,500 airplanes on order, and is expected to acquire Type Certification from Federal Aviation Administration for Eclipse 500 in June this year.

The Eclipse 500 wing was designed by Eclipse Aviation and has an aluminum-based structure with 5-meter span. FHI is in charge of manufacturing the wing including system installation. In the Eclipse 500 wing production, FHI is using Eclipse Aviation developed state-of-the-art and low-cost Friction Stir Welding technology, and a volume production assembly system. By doing those, FHI will establish volume and low-cost production to achieve its world-class performance in quality, cost and delivery.

*1 Eclipse Aviation Corporation
Headquarter: Albuquerque, NM, CEO: Vern Raburn

*2 Length 10.1m, Span11.4m, Maximum takeoff weight 2,558kg。





#5

Fuji Heavy Industries Ltd.
7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo

June 2, 2006

Notice of the 75th Ordinary General Meeting of Shareholders

To our Shareholders:

You are cordially invited to attend the 75th Ordinary General Meeting of Shareholders of Fuji Heavy Industries Ltd. (the "Company"), to be held as set forth below.

If you do not expect to attend the meeting, you may vote on the proposals by proxy. Please refer to the attached materials, complete the enclosed voting form, indicating your approval or disapproval of each of the proposals in the space provided, affix your seal or signature and return the voting form to the Company by mail.

Sincerely,

Kyoji Takenaka, President and Chief Executive Officer

1. **Date and time of meeting**
   Tuesday, June 27, 2006; 10 a.m.

2. **Place of meeting**
   3F Park Tower Hall
   Shinjuku Park Tower
   7-1, Nishi-Shinjuku 3-chome,
   Shinjuku-ku, Tokyo

3. **Agenda**
   1. Presentation of the Business Report, the Non-Consolidated Balance Sheets and the Non-Consolidated Statements of Income for the 75th Fiscal Period (April 1, 2005, through March 31, 2006)

   2. Presentation of the Consolidated Balance Sheets and the Consolidated Statements of Income for the 75th Fiscal Period (April 1, 2005, through March 31, 2006), as well as Audit Reports of the Accounting Auditor and the Board of Corporate Auditors on the Consolidated Financial Statements

   3. Reporting of the Purchase of Treasury Stock Pursuant to a Resolution of the Board of Directors Authorized under the Articles of Incorporation

   Proposals to Be Voted on

   Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 75th Fiscal Period
   Proposal 2: Proposed Amendments to the Articles of Incorporation
   The details of the amendments are on pp. 2-13of the Reference Documents.
   Proposal 3: Election of Eight (8) Directors of the Board
   Proposal 4: Election of One (1) Corporate Auditor
   Proposal 5: Election of One (1) Substitute Corporate Auditor
   Proposal 6: Approval of Retirement Allowances to Retiring Directors of the Board and Corporate Auditors
   Proposal 7: Revision to the Amount of Remuneration to Directors of the Board and Corporate Auditors

---

If you attend the meeting in person, please submit your voting form, completed and affixed with your seal or signature, at the reception desk.

INFORMATION CONCERNING THE EXERCISE OF VOTING RIGHTS

1. **Total number of voting rights owned by all the shareholders:**

714,005 rights

2. **Proposals and information:**

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 75th Fiscal Period

To strengthen the Company's financial position and taking into consideration future business development, it is hereby proposed that retained earnings for the period under review be appropriated as described below. With regard to the year-end dividend for the period under review, it is proposed that a dividend of ¥4.5 per share be paid, resulting in a full-year dividend of ¥9 per share, including the interim dividend paid.

With regard to bonuses to Directors of the Board ("Directors") and Corporate Auditors ("Auditors"), it is proposed that ¥65,500,000 (of which ¥10,000,000 is for Auditors) be paid to six (6) Directors and four (4) Auditors with a view to the business results of the Company for the fiscal year under review.

Proposed appropriation of retained earnings

(Yen)

Contents	Amount
Unappropriated retained earnings at end of the year	88,441,189,042
Total:	**88,441,189,042**
To be appropriated as follows:	
Dividends to shareholders (¥4.5 per share)	3,226,359,002
Directors' bonuses	65,500,000
(Corporate Auditors)	(10,000,000)
Retained earnings to be carried forward	85,149,330,040

(Notes) Cash dividend for Fiscal 2005 is ¥9 per share, which includes interim dividend of ¥4.5 per share.

Proposal 2: Proposed Amendments to the Articles of Incorporation

1. Reasons for the amendments

(1) The following amendments of the Articles of Incorporation of the Company ("Article") are proposed in accordance with the enforcement of the Corporate Law (2005 Law, No. 86) and the Laws for Arrangement of the Related Laws due to the Enforcement of the Corporate Law (2005 Law, No. 87), effective on May 1, 2006.

1) It is proposed that Articles 20 and 33 be newly established in the Proposed Amendments because the Corporate Law requires a provision in the Company's Articles of Incorporation that necessitates the inclusion of the Board of Directors, Auditors and the Board of Auditors.

2) The new establishment of Chapter 6 (Articles 43, 44 and 45) is proposed because the Corporate Law requires a provision in the Company's Articles of Incorporation that necessitates the inclusion of Accounting Auditors.
3) The new establishment of Article 6 is proposed because the Corporate Law requires a provision in the Company's Articles of Incorporation that necessitates the issuance of share certificates related to the shares.
4) The new establishment of Article 10 is proposed to limit the rights of shareholders holding Fractional-Unit Shares.
5) The new establishment of Article 16 is proposed for more efficient management of the Ordinary General Meeting of Shareholders in accordance with the Corporate Law that stipulates that the Company is deemed to have provided the shareholders with the reference documents, etc., of the Ordinary General Meeting of Shareholders by disclosing such documents via the Internet.
6) The amendment in Article 18 of the Proposed Amendments is proposed to clarify the number of proxies with regard to the exercise of voting rights by proxy at the Ordinary General Meeting of Shareholders.
7) For more flexible management of the Board of Directors, Article 31 is proposed to enable the adoption of resolutions in writing or via an electromagnetic method.
8) To enable the Company to enter into an agreement with outside auditors to limit their liabilities, it is proposed that Article 38 be newly established.
9) In addition to the above, we propose necessary amendments throughout the Articles of Incorporation to comply with the Corporate Law such as changes in the wording, expressions and terms of the current Articles as well as adding and eliminating Articles and provisions.

(2) The Executive Officers System was introduced in June 1999 and the number of Directors was also reduced at the same time. Since the system has been working well, it is proposed that the number of Directors be reduced from within thirty-five (35) to fifteen (15).

(3) To enable Directors and Auditors to actively participate in the management of the Company and execute their duties to the fullest, and make it easier to solicit efficient personnel from outside the Company, the Company should be able to enter an agreement with outside directors to limit their liabilities. For that purpose, it is proposed to newly establish Articles 26 and 38 in addition to (1)-8) above.

The Board of Corporate Auditors has approved the new establishment of Article 26 of the Proposed Amendments unanimously.

(4) In accordance with the maturity redemption of convertible bonds, we propose to delete the Article that stipulates the conversion of convertible bonds and dividends.

(5) In addition to the above, we propose the necessary addition and elimination of provisions, changes in expressions, the renumbering of Articles and so on throughout the Articles of Incorporation.

2. Detailed Amendments to the Articles of Incorporation

The proposed amendments to the Articles of Incorporation are as follows;

(Underlined sections are amended sections.)

Current Articles of Incorporation	Proposed Amendments
Chapter 1, General Provisions (Method for Public Notices) Article 4. The public notices of the Company shall be published in the Tokyo edition of the *Nihon Keizai Shimbun*	Chapter 1, General Provisions (Method for Public Notices) Article 4. The public notices of the Company shall be given by way of publication in the *Nihon Keizai Shimbun*.
Chapter 2, Shares (Total Number of Shares) Article 5. The total number of shares authorized to be issued by the Company shall be 1,500,000,000.	Chapter 2, Shares (Total Number of Shares Issuable) Article 5. The total number of shares issuable by the Company shall be 1,500,000,000.
(Newly Added)	(Issuance of Share Certificates) Article 6. The Company shall issue share certificates related to the shares.
(Acquisition of Its Own Shares) Article 6. The Company may repurchase its own shares through a Board of Directors resolution, in accordance with Article 211-3, Section 1-2 of the Commercial Code.	(Acquisition of Its Own Shares) Article 7. The Company may acquire its own shares by means of a market transaction, etc. upon a Board of Directors resolution, in accordance with Article 165, Section 2 of the Corporate Law.
(Share Transfer Agent) Article 7. The Company will establish a transfer agent for its shares. The transfer agent and its place of operation will be decided by a resolution of the Board of Directors and will be publicly announced. The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Registers of Shareholders") and the register of loss of share certificates will be placed at the transfer agent's place of operation. Matters related to shares, including the registration of the transfer of shares, registration of pledge, indication of assets in trust or erasure thereof, purchase and additional purchase of Odd Unit Shares, delivery of share certificates and acceptance of reports will be handled by the transfer agent, and will not be handled by the Company.	(Shareholder Register Administrator) Article 8. The Company will establish a shareholder register administrator. The shareholder register administrator and its place of operation will be determined by a resolution of the Board of Directors and will be publicly announced. Preparing and maintaining the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of share purchase warrants and the register of loss of share certificates, and other matters related to the register of shareholders, the register of share purchase warrants and the register of loss of share certificates, will be delegated to the shareholder register administrator, and will not be handled by the Company.

(Number of Shares per Unit) Article 8. The number of shares in one (1) unit is a thousand (1,000) for the Company. The Company will not issue share certificates relating to shares less than a unit ("Odd Unit Shares").	(Number of Shares in Unit Share and Non-Issuance of Share Certificates for Fractional Unit Shares) Article 9. The number of shares in a unit share of the Company is one thousand (1,000) shares. Notwithstanding the provision of Article 6, the Company will not issue share certificates relating to fractional unit shares; provided however, that this will not apply if the Regulations for Handling Shares provide otherwise.
(Newly Added)	(Rights Regarding Fractional Unit Shares) Article 10. The Company's shareholders (including beneficial shareholders; the same applies hereinafter) may not exercise any right other than the following rights regarding the fractional unit shares they own: 1. any right stipulated in each item of Article 189, Section 2 of the Corporate Law; 2. any right to make a claim pursuant to the provisions of Article 166, Section 1 of the Corporate Law; 3. any right to subscribe for offered shares and any right to subscribe for offered share purchase warrants, in accordance with the number of shares owned by the shareholder; 4. any right to make a claim as provided in Article 11.
(Additional Purchase of Odd Unit Shares) Article 9. A Shareholder of the Company holding Odd Unit Shares (including a beneficial shareholder; this applies hereinafter) may demand a sale of the number of shares which, together with Odd Unit Shares, shall constitute one full unit, in accordance with the provisions set forth in the Regulations for Handling of Shares.	(Additional Purchase of Fractional Unit Shares) Article 11. A Shareholder of the Company may demand a sale of the number of shares which, together with the number of fractional unit shares owned, shall constitute one unit share, in accordance with the provisions set forth in the Regulations for Handling Shares.
(Regulations for Handling of Shares) Article 10. Types of shares, registration of the transfer of shares, registration of pledge, indication of assets in trust, purchase and additional purchase of Odd Unit Shares, redelivery of share certificates, and other procedures and charges related to shares will be as provided in the Regulations for Handling of Shares, which shall be decided by the Board of Directors.	(Regulations for Handling Shares) Article 12. Handling and fees related to the Company's shares will be as provided in the Regulations for Handling Shares, which shall be decided by the Board of Directors, as well as in laws and regulations or these Articles of Incorporation.

(Record Date) Article 11. The Company shall consider shareholders who have voting rights and are listed or recorded in the Registers of Shareholders as of the end of every accounting term as the shareholders who should exercise their rights in the Annual General Meeting of Shareholders for such accounting term. In addition to the preceding paragraph, in order to determine recipients of interim dividends in accordance with Article 35, and at other times as required, an extraordinary record date can be set based on the resolution of the Board of Directors with a prior public announcement of such extraordinary record date.	(Deleted)
Chapter 3, General Meeting of Shareholders (Ordinary Meetings, Extraordinary Meetings and Convocation) Article 12. The Company will have two types of General Meeting of Shareholders, an Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders. An Annual General Meeting will be held in June every year, and an Extraordinary General Meeting will be held when necessary.	Chapter 3, General Meeting of Shareholders (Ordinary Meetings, Extraordinary Meetings and Convocation) Article 13. (Same as Current)
(Newly Added)	(Record Date for Annual General Meeting of Shareholders) Article 14. The record date for voting rights at the Annual General Meeting of Shareholders of the Company shall be March 31 of every year.
(Chairman) Article 13. The President of the Company shall convene a General Meeting of Shareholders and shall act as the chairman therein. In the event the President is unable to do so, a Director shall serve in the President's place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.	(Convener and Chairman) Article 15. The President of the Company shall convene a General Meeting of Shareholders and shall act as the chairman therein. In the event the President is unable to do so, a Director shall serve in the President's place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.

(Newly Added)	(Disclosure on the Internet and Deemed Provision of Reference Documents, etc. for the General Meeting of Shareholders.) Article 16. Upon convocation of the General Meeting of Shareholders, it may be deemed that the Company has provided the information concerning matters to be stated or represented in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements to the shareholders, by disclosing the same by a method using the Internet as provided by the order of Ministry of Justice.
(Necessary Conditions for Resolutions) Article 14. Unless otherwise prescribed by laws and regulations or in these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present therein. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of two-thirds (2/3) or more of the voting rights of the shareholders so present.	(Resolution Method) Article 17. Unless otherwise prescribed by laws and regulations or in these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be passed by a majority of the votes of the shareholders present therein who may exercise their voting rights. Resolutions as provided for in Article 309, Section 2 of the Corporate Law shall be passed at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders who can exercise their voting rights shall be present, by a majority of two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Proxy Votes) Article 15. A shareholder of the Company may exercise its voting rights by authorizing another shareholder who has voting rights in the Company as its proxy in a General Meeting of Shareholders. The proxy must submit to the Company a document evidencing its authority for each General Meeting of Shareholders.	(Proxy Votes) Article 18. A shareholder of the Company may exercise its voting rights by authorizing one (1) other shareholder who has voting rights in the Company as its proxy in a General Meeting of Shareholders. The shareholder or the proxy must submit to the Company a document evidencing its authority for each General Meeting of Shareholders.
(Minutes) Article 16. Concerning the proceedings of the General Meeting of Shareholders, a summary of the process of the proceedings and the result thereof shall be described or recorded in the minutes of the meeting, and the chairman and the Directors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be placed at the head office for 10 years and their certified copies shall be maintained at branch offices for 5 years.	(Minutes) Article 19. A summary of the process of the proceedings of the General Meeting of Shareholders and the result thereof, and other matters provided by laws and regulations, shall be stated or recorded in the minutes of the meeting. The minutes of the meeting shall be placed at the head office for 10 years and their certified copies shall be maintained at branch offices for 5 years.
Chapter 4, Directors and Board of Directors	Chapter 4, Directors and Board of Directors

(Newly Added)	(Board of Directors) Article 20. The Company shall establish a Board of Directors.
(Number and Appointment) Article 17. The Company will have no more than 35 Directors, who will be appointed at the General Meeting of Shareholders. The above resolution for appointment shall be made by the presence of shareholders with one-third (1/3) or more of voting rights of all shareholders. Cumulative voting shall not apply for the appointment of a Director.	(Number and Appointment) Article 21. The Company will have no more than 15 Directors, who will be appointed at the General Meeting of Shareholders. The above resolution for appointment will be passed by a majority of the votes in the presence of shareholders with one-third (1/3) or more of voting rights of the shareholders who can exercise their voting rights. Cumulative voting shall not apply for the appointment of a Director.
(Term of Office) Article 18. The term of office for a Director shall be until the conclusion of the Annual General Meeting of Shareholders for the last accounting term within 1 year after assumption of office.	(Term of Office) Article 22. The term of office for a Director shall be until the conclusion of the Annual General Meeting of Shareholders for the last business year that will terminate within 1 year after appointment.
(President, etc.) Article 19. One Chairman, one President, Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors may be appointed by a resolution of the Board of Directors.	(President, etc.) Article 23. One Chairman, one President, Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors may be determined by a resolution of the Board of Directors.
(Representative Directors) Article 20. Directors who are to represent the Company shall be elected from the Directors set forth in Article 17 by a resolution of the Board of Directors.	(Representative Directors) Article 24. Directors who are to represent the Company shall be selected from the Directors set forth in Article 23 by a resolution of the Board of Directors.
(Remuneration) Article 21. Remuneration of Directors shall be decided at the General Meeting of Shareholders.	(Remuneration, etc.) Article 25. Remuneration, bonus and other financial benefits to be received by Directors as consideration for the performance of their duties from the Company ("Remuneration, etc.") shall be decided by a resolution at the General Meeting of Shareholders.

Current	Proposed
(Newly Added)	(Exemption of Liabilities for Directors) Article 26. The Company may exempt Directors (including former Directors) from their liabilities for compensation of damages under Article 423, Section 1 of the Corporate Law to the extent permitted by laws and regulations by a resolution of the Board of Directors in accordance with the provisions of Article 426, Section 1 of the Corporate Law. The Company may execute an agreement limiting liability for compensation of damages under Article 423, Section 1 of the Corporate Law between outside directors pursuant to Article 427, Section 1 of the Corporate Law; provided however, that, the ceiling amount for liabilities pursuant to such agreement shall be the larger of a previously designated amount of 5,000,000 Yen or more and an amount stipulated by laws and regulations.
(Regulations of the Board of Directors) Article 22. In addition to any laws and regulations and these Articles of Incorporation, matters relating to the Board of Directors shall be in accordance with the Regulations of the Board of Directors, which shall be decided upon by the Board of Directors.	(Regulations of the Board of Directors) Article 27. (Same as Current)
(Convocation) Article 23. The Chairman will convene a meeting of the Board of Directors and shall preside over the meeting. In the event of the vacancy of the Chairman, or an accident, another Director shall serve in its place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.	(Convener and Chairman) Article 28. The Chairman will convene a meeting of the Board of Directors and shall preside over the meeting. In the event of the vacancy of the Chairman, or an accident, another Director shall serve in its place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.
(Notices of Convocation) Article 24. Notices to convene a meeting of the Board of Directors must be given at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened. In the event that the consent of all of the Directors and the Corporate Auditors has been obtained, a meeting of the Board of Directors can be held without convocation procedures.	(Notices of Convocation) Article 29. Notices to convene a meeting of the Board of Directors must be given to each Director and each Corporate Auditor at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened. In the event that the consent of all of the Directors and the Corporate Auditors has been obtained, a meeting of the Board of Directors can be held without convocation procedures.
(Resolutions) Article 25. A resolution of the Board of Directors shall be adopted by a majority of the Directors present at the meeting at which a majority of the Directors are present.	(Resolution Method) Article 30. A resolution of the Board of Directors shall be passed by a majority of the Directors present at the meeting at which a majority of the Directors who may participate in the voting are present.

(Newly Added)	(Omission of Resolution) Article 31. The Company may deem that a resolution was passed for a certain proposal to be resolved by the Board of Directors if all Directors (but limited to only the Directors who may participate in the voting for such proposal) give consent to such proposal in writing or through electromagnetic records; provided however, that this may not apply if any Corporate Auditor expresses their objection thereto.
(Minutes) Article 26. Concerning the proceedings of the meeting of the Board of Directors, a summary of the process of the proceedings and the result thereof shall be stated or recorded in the minutes, and the Directors and Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be maintained at the head office for 10 years.	(Minutes) Article 32. A summary of the process of proceedings of the meeting of the Board of Directors, the result thereof and other matters stipulated by laws and regulations shall be stated or recorded in the minutes, and the Directors and Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be maintained at the head office for 10 years.
Chapter 5, Corporate Auditors and the Board of Corporate Auditors (Newly Added)	Chapter 5, Corporate Auditors and the Board of Corporate Auditors (Establishment of Corporate Auditors and the Board of Corporate Auditors) Article 33. The Company shall establish Corporate Auditors and the Board of Corporate Auditors.
(Number and Appointment) Article 27. The Company will have no more than 5 Corporate Auditors, who shall be appointed at the General Meeting of Shareholders. The above resolution for appointment of auditors shall be made by the presence of shareholders with one-third (1/3) or more of voting rights of all shareholders.	(Number and Appointment) Article 34. The Company will have no more than 5 Corporate Auditors, who shall be appointed at the General Meeting of Shareholders. The above resolution for appointment of auditors shall be passed by a majority vote in the presence of shareholders with one-third (1/3) or more of voting rights of shareholders who can exercise their voting rights.
(Term of Office) Article 28. The term of office for Corporate Auditors shall be until the closing of the Annual General Meeting of Shareholders for the accounting term within 4 years after their taking of their offices. The term of office for a Corporate Auditor appointed in order to fill a vacancy will be until the end of the term of office for the resigned Corporate Auditor.	(Term of Office) Article 35. The term of office for Corporate Auditors shall be until the closing of the Annual General Meeting of Shareholders for the last business year that will terminate within 4 years after appointment. The term of office for a Corporate Auditor appointed to replace a Corporate Auditor who resigned before maturity of his term will be until the end of the term of office for the resigned Corporate Auditor.

Current	Proposed
(Standing Corporate Auditor) Article 29. The Auditors will decide among themselves on a Standing Corporate Auditor.	(Standing Corporate Auditor) Article 36. The Board of Corporate Auditors will elect a Standing Corporate Auditor by its resolution.
(Remuneration) Article 30. Remuneration of Corporate Auditors shall be decided at the General Meeting of Shareholders.	(Remuneration, etc.) Article 37. Remuneration, etc. of Corporate Auditors shall be decided by a resolution of the General Meeting of Shareholders.
(Newly Added)	(Exemption for Corporate Auditors) Article 38. The Company may exempt Corporate Auditors (including former Corporate Auditors) from their liabilities for compensation of damages under Article 423, Section 1 of the Corporate Law, to the extent permitted by laws and regulations, by a resolution of the Board of Directors pursuant to Article 426, Section 1 of the Corporate Law. The Company may execute an agreement limiting liability for compensation of damages under Article 423, Section 1 of the Corporate Law between outside corporate auditors pursuant to Article 427, Section 1 of the Corporate Law; provided that the ceiling amount for liabilities under such an agreement shall be the larger of a previously designated amount of 5,000,000 Yen or more and an amount stipulated by laws and regulations.
(Regulations of the Board of Corporate Auditors) Article 31. In addition to any laws and regulations and these Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be in accordance with the Regulations of the Board of Corporate Auditors, which shall be decided upon by the Board of Corporate Auditors.	(Regulations of the Board of Corporate Auditors) Article 39. (Same as Current)
(Notices of Convocation) Article 32. Notices to convene a meeting of the Board of Corporate Auditors must be given at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened. In the event that the consent of all of the Corporate Auditors has been obtained, a meeting of the Board of Corporate Auditors can be held without convocation procedures.	(Notices of Convocation) Article 40. Notices to convene a meeting of the Board of Corporate Auditors must be given to each Corporate Auditor at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened. In the event that the consent of all of the Corporate Auditors has been obtained, a meeting of the Board of Corporate Auditors can be held without convocation procedures.
(Resolutions) Article 33. Unless otherwise prescribed by any laws or regulations, a resolution of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.	(Resolution Method) Article 41. Unless otherwise prescribed by any laws or regulations, a resolution of the Board of Corporate Auditors shall be passed by a majority of the Corporate Auditors.

(Minutes) Article 34. Concerning the proceedings of the meeting of the Board of Corporate Auditors, a summary of the process of the proceedings and the result thereof shall be stated or recorded in the minutes, and the Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be maintained at the head office for 10 years.	(Minutes) Article 42. A summary of the process of proceedings of the meeting of the Board of Corporate Directors, the result thereof and other matters stipulated by laws and regulations, shall be stated or recorded in the minutes, and the Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be maintained at the head office for 10 years.
(Newly Added)	Chapter 6, Accounting Auditors
(Newly Added)	(Establishment of Accounting Auditors) Article 43. The Company shall establish Accounting Auditors.
(Newly Added)	(Appointment) Article 44. The Accounting Auditors shall be elected at the General Meeting of Shareholders.
(Newly Added)	(Term) Article 45. The term of office for Accounting Auditors shall be until the closing of the Annual General Meeting of Shareholders for the last business year that will terminate within 1 year after appointment. If it is not resolved otherwise in the Annual General Meeting of Shareholders under the preceding paragraph, the Accounting Auditors shall be deemed reappointed at that Annual General Meeting of Shareholders
Chapter 6, Accounts (Business Year and Accounting Term) Article 35. The business year of the Company shall be from the first day of April through the last day of March next year, and the last day of each business year shall be the accounting term.	Chapter 7, Accounts (Business Year) Article 46. The business year of the Company shall be from the first day of April through the last day of March next year.
(Dividends) Article 36. Dividends shall be paid to the shareholders or the registered pledgees listed or recorded in the Registers of Shareholders as of the end of every accounting term.	(Term End Distribution) Article 47. The Company shall distribute the surplus to the shareholders or the registered share pledgees listed or recorded in the final registers of shareholders as of March 31 every year, based on a resolution of the General Meeting of Shareholders ("Term End Distribution").

(Interim Distribution) Article 37. The Company, upon resolution of the Board of Directors, can make a monetary allocation in accordance with Article 293-5 of the Commercial Code (referred to as interim dividends) to the shareholders or the registered pledgees listed or recorded in the final Registers of Shareholders as of September 30 every year.	(Interim Distribution) Article 48. The Company, by a resolution of the Board of Directors, can distribute the surplus in accordance with Article 454, Section 5 of the Corporate Law to the shareholders or the registered share pledgees listed or recorded in the final registers of shareholders as of September 30 every year ("Interim Distribution").
(Conversion and Time of Conversion for Convertible Bonds, Calculation of Dividends, etc.) Article 38. The initial dividends or the interim dividends on shares issued by the conversion of convertible bonds shall be paid as if such conversion took place on April 1 in the event that a request for conversion is made between April 1 and September 30, and shall be paid as if such conversion took place on October 1 in the event that a request for conversion is made between October 1 and March 31.	(Deleted)
(Limitation Period) Article 39. In the event that the dividends or the interim dividends are not received after 3 years have passed from the date when payment thereof becomes payable, the Company is exempted from its payment obligation.	(Limitation Period) Article 49. In the event that amounts concerning the Term End Distribution or the Interim Distribution are not received after 3 years have passed from the date when payment thereof becomes payable, the Company is exempted from its payment obligation.

Proposal 3: Election of Eight (8) Directors

The terms of office of six (6) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. It is hereby proposed that eight (8) Directors will be elected.

Candidates for the position of Director are as follows:

No.	Name (Date of birth)	Brief history The mark "#" shows the company name and title when the candidate represents any company other than the Company.		Number of shares of the Company held by candidate
1.	Ikuo Mori (August 19, 1947)	April 1970	Joined the Company	15,000
		June 1995	Staff General Manager, North America Affiliate Department, Subaru Overseas Division	
		June 1997	General Manager of Production Planning & Management, Subaru Overseas Division	
		June 1999	General Manager of Overseas Planning Department, Subaru Overseas Division	
		June 2001	General Manager of Sales Planning Department and Staff General Manager of Sales Promotion Department, Subaru Sales & Marketing Division	
		June 2002	Corporate Vice President, Chief General Manager of Europe Region and Chief General Manager of Asia Pacific Region, Subaru Sales & Marketing Division	
		June 2004	Corporate Vice President, Chief General Manager of Subaru Parts & Accessories Division	
		April 2005	Corporate Senior Vice President, Chief General Manager of Subaru Overseas Sales & Marketing Division	
		June 2006	Corporate Executive Vice President, Chief General Manager of Subaru Overseas Sales & Marketing Division (present post)	
2.	Takao Tsuchiya (August 27, 1943)	April 1967	Joined the Company	24,200
		Jan. 1990	Project General Manager, Product Planning & Management Division	
		July 1995	Staff General Manager of Product Planning, Subaru Development Division	
		June 1997	Director and General Manager of Engineering Administration Department	
		June 1999	Vice President, Senior General Manager of Subaru Development and Engineering Division, and General Manager of Engineering Administration Department and Chassis Design Department	
		April 2000	Senior Vice President and Senior General Manager of Subaru Engineering Division	
		June 2003	Director of the Board and Corporate Executive Vice President	
		April 2005	Director of the Board, Corporate Executive Vice President and Chief General Manager of Subaru Product & Portfolio Planning Division	
		June 2005	Representative Director of the Board, Corporate Executive Vice President and Chief General Manager of Subaru Product & Portfolio Planning Division	

No.	Name (Date of birth)	Brief history The mark "#" shows the company name and title when the candidate represents any company other than the Company.		Number of shares of the Company held by candidate
		June 2006	Representative Director of the Board, Corporate Executive Vice President (present position)	
3.	Hiroshi Komatsu (May 7, 1945)	April 1968	Joined the Company	19,000
		June 1991	General Manager of 2nd Power Unit Development Department, Subaru Engineering Division	
		Nov. 1997	General Manager of Design Quality Control Department, Subaru Development Division	
		June 1999	Vice President, Senior General Manager of Quality Assurance Division and General Manager of Quality Planning Department	
		June 2001	Senior Vice President and Senior General Manager of Subaru Engineering Division	
		June 2003	Corporate Executive Vice President and President, Industrial Products Company	
		April 2005	Corporate Executive Vice President and Chief General Manager of Subaru Manufacturing Division	
		June 2005	Director of the Board, Corporate Executive Vice President and Chief General Manager of Subaru Manufacturing Division	
		June 2006	Director of the Board, Corporate Executive Vice President (present post)	
4.	Shunsuke Takagi (October 28, 1946)	April 1969	Joined the Company	27,060
		April 1991	Deputy General Manager of Budget & Accounting Department	
		April 1994	Staff General Manager of Corporate Planning Department	
		June 1999	Vice President and General Manager of General Administration Department and Real Estate Department	
		April 2000	Vice President and General Manager of Human Resources Department, General Administration Department and Real Estate Department	
		June 2001	Senior Vice President and General Manager of Finance & Accounting Department	
		June 2003	Director of the Board and Corporate Executive Vice President	
		April 2005	Director of the Board, Corporate Executive Vice President and Chief General Manager of Strategy Development Division	
		June 2005	Representative Director of the Board, Corporate Executive Vice President and Chief General Manager of Strategy Development Division	
		June 2006	Representative Director of the Board, Corporate Executive Vice President (present post)	
5.	Hiroyuki Oikawa (July 29, 1946)	April 1969	Joined the Company	13,000
		April 1992	General Manager of 1st Production Department, Gunma Plant	
		Dec. 1997	General Manager of 2nd Production Department, Gunma Plant	

No.	Name (Date of birth)	Brief history The mark "#" shows the company name and title when the candidate represents any company other than the Company.	Number of shares of the Company held by candidate
		April 1999 General Manager of Production Control Department, Gunma Plant June 1999 Senior General Manager of Gunma Plant June 2001 Vice President, Senior General Manager of Manufacturing Division and Chief General Manager of Gunma Plant June 2002 Corporate Senior Vice President, Chief General Manager of Subaru Manufacturing Division and General Manager of Gunma Plant June 2003 Corporate Senior Vice President, President of SUBARU *of* INDIANA AUTOMOTIVE, INC. June 2006 Corporate Executive Vice President, President of SUBARU *of* INDIANA AUTOMOTIVE, INC. (present post) President SUBARU *of* INDIANA AUTOMOTIVE, INC.	
6.	Norihisa Matsuo (February 21, 1948)	April 1970 Joined the Company June 1991 General Manager of Advanced Project Development Office, Utsunomiya Plant, Aerospace Division April 1995 Staff General Manager of Unmanned Air Vehicles Engineering Department, Utsunomiya Plant, Aerospace Division July 1998 Staff General Manager of Aerospace Division Oct. 1998 General Manager of Marketing & Sales Defense Programs Department, Aerospace Division June 2001 Vice President and Senior General Manager of Aerospace Division (Defense Program) June 2002 Corporate Vice President, Vice President, Aerospace Company and President, Fuji Aerospace Technology Co., Ltd. June 2003 Corporate Senior Vice President, President, Aerospace Company June 2006 Corporate Executive Vice President, President, Aerospace Company (present post)	21,102
7.	Kazunari Okuhara (January 27, 1948)	April 1970 Joined the Company June 1993 Regional Manager of Regional Managers Department, Domestic Sales Division (Chugoku, Shikoku and Kyusyu) April 1994 General Manager of 4th Sales Department, Domestic Sales Division June 1997 General Manager of 2nd Sales Department, Domestic Sales Division June 1998 General Manager of Sales Planning Department, Domestic Sales Division June 2001 Vice President, Senior General Manager of Japan Region, Subaru Sales & Marketing Division, Chief General Manager of Subaru Parts & Accessories Division and General Manager of Customer Service Center	9,000

No.	Name (Date of birth)	Brief history The mark "#" shows the company name and title when the candidate represents any company other than the Company.		Number of shares of the Company held by candidate
		July 2002	Corporate Vice President, Senior General Manager of Japan Region, Subaru Sales & Marketing Division and General Manager of Sales Support Department	
		June 2003	Corporate Senior Vice President, Chief General Manager of Subaru Japan Sales & Marketing Division and Subaru Marketing Division	
		April 2005	Corporate Senior Vice President, General Manager, Human Resources Department	
		June 2005	Corporate Senior Vice President, General Manager, Human Resources Department President, Subaru System Service Co., Ltd.	
		June 2006	Corporate Executive Vice President and General Manager, Human Resources Department President, Subaru System Service Co., Ltd. (present post)	
		President	Subaru System Service Co., Ltd.	
8.	Kyoji Takenaka (November 28, 1946)	April 1969	Joined the Company	122,000
		June 1988	Staff General Manager of Product Planning Office	
		Feb. 1991	Staff General Manager of Product Planning Division	
		July 1995	Project General Manager of Subaru Development & Engineering Division	
		June 1999	Vice President, Project General Manager of Product Planning Office and General Manager of Special Version Development Department	
		April 2000	Vice President, Senior General Manager of Corporate Planning Division and General Manager of Alliance Promotion Office	
		June 2001	Senior Vice President, Senior General Manager of Corporate Planning Division and General Manager of Alliance Promotion Office	
		June 2001	President, Representative Director of the Board (present post)	

Note: The candidates have no special interest relationships with the Company.

Proposal 4: Election of One (1) Auditor

The term of office of Auditor Masayoshi Nagano will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that one (1) Auditor be elected.

The proposal has been approved by the Board of Auditors.

The candidate for Auditor is as follows:

Name (Date of birth)	Brief history The mark "#" shows the company name and title when the candidate represents any company other than the Company.		Number of shares of the Company held by candidate
Yoji Ishimaru (November 29, 1947)	April 1970	Joined the Ministry of International Trade and Industry	9,000
	April 1995	Deputy Director-General	
	Aug. 1996	Director-General, International Economic Affairs Department	
	July 1997	Director-General, General Administration, Patent Office	
	July 1998	Executive Director, People's Finance Corporation (present National Life Finance Corporation)	
	July 2000	Advisor of the Company	
	Oct. 2000	Vice President, Senior General Manager, Subaru Overseas Division	
	June 2001	Vice President, Chief General Manager, Asia Pacific Region, Subaru Sales & Marketing Division	
	May 2002	Corporate Vice President, General Manager, Legal Department	
	June 2003	Corporate Senior Vice President, General Manager, Legal Department	
	June 2006	Advisor of the Company (present post)	

Note: The candidate does not have a special interest relationship with the Company.

Proposal 5: Election of One (1) Substitute Auditor

As the Corporate Law defines that the Company may elect Substitute Auditors, we propose the election of Iwao Sekiya as a Substitute Auditor for the Outside Auditors Masaki Tanishiro and Morihiko Tashiro so that audit duties can continue by filling a vacancy in case the number of Auditors is insufficient.

The validity of the election of Iwao Sekiya can be nullified by resolution of the Board of Directors only before his assumption of office with the approval of the Board of Auditors.

The proposal was endorsed by the Board of Auditors.

The candidate for Substitute Auditor is as follows:

Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
Iwao Sekiya (December 11, 1945)	April 1973	Registered as a lawyer at Tokyo Bar Association	40,800
	Oct. 1983	Established Sekiya Law Office (currently operating)	

The above candidate for Substitute Auditor does not have a special interest relationship with the Company.

Proposal 6: Approval of Retirement Allowances to Retiring Directors and Auditor

It is hereby proposed that retirement allowances be granted to Directors Hiroshi Suzuki and Kiyoshi Inou, who will retire, and Auditor Masayoshi Nagano, who will resign at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of payment, etc., be left to resolution of the Board of Directors in respect of the retiring Directors, and the Board of Auditors in respect of the resigning Auditor.

Brief histories of the retiring Directors and Auditor are as follows:

Name (Date of birth)	Brief history	
Hiroshi Suzuki	June 2001	Director of the Board, Corporate Executive Vice President of the Company
	June 2004	Representative Director of the Board and Senior Executive Vice President (present post)
Kiyoshi Inou	June 2005	Director of the Board, Corporate Executive Vice President, Chief General Manager of Subaru Japan Sales & Marketing Division
	Jan. 2006	Director of the Board, Corporate Executive Vice President, Chairman of the Compliance Committee
	June 2006	Director of the Board, Corporate Executive Vice President of the Company (present post)
Masayoshi Nagano	June 2003	Auditor of the Company (present post)

Proposal 7: Revision to the Amount of Remuneration to Directors and Auditors

It was approved by the 52nd Ordinary General Meeting of Shareholders held on June 29, 1983, that the amounts of remuneration to Directors of the Company be within ¥36 million monthly. However, according to the enforcement of the Corporate Law (2005 Law, No. 86) in addition to the changes in the economic environment, we propose that annual remuneration, etc., to Directors be within ¥600 million based on the new assumption that monthly remuneration and bonuses are to be combined and treated as annual remuneration, etc.

Regarding the amount of remuneration to Auditors, the 63rd Ordinary General Meeting of Shareholders held on June 29, 1994, approved that it be monthly within ¥7 million. However, in addition to the changes in the economic environment, the conventional payment of bonuses was ended, subsequently, we propose that annual remuneration, etc., to Auditors be within ¥100 million.

The present number of Directors is six (6). If Proposal 3 is approved, the number of Directors will become eight (8). As the present number of Auditors is four (4), if Proposal 4 is approved, the number of Auditors will remain four (4).

#6



PRESS INFORMATION

Fuji Heavy Industries Introduces Subaru Stella, an All-new Mini Car

Tokyo, June 14, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of the Subaru Stella*, an all-new mini car for the Japanese market. The sale of the Stella began today through FHI's Subaru dealerships nationwide.

Japan's mini car market has steadily expanded as consumers have increasingly come to appreciate the ease of use and fuel efficiency that mini cars offer. Seizing upon opportunity in the market, FHI has developed the Stella to meet the needs of consumers who place emphasis on a spacious interior and convenience of use in mini cars. It boasts top fuel efficiency levels in its class, as well as smooth acceleration, thanks to Subaru's signature inline, 4-cylinder, 660-cc, compact engine for mini cars and a newly developed i-CVT (intelligent continuously variable transmission). The Stella is also reinforced by fully independent suspension and provides outstanding riding comfort. FHI has packed high levels of performance, features, and comfort into the Stella, while designing a car that brings drivers joy and pleasure in its daily use.

By conducting extensive research on the various uses of mini cars and the range of situations in which they are driven, FHI has designed highly useful features for the Stella. The two rear seats independently slide up close to the back of the front seat, facilitating communication between a mother behind the wheel and a child in the back. Additionally, the front passenger seatback folds down onto the seat, allowing its use as a table in the car's interior. Each front door panel contains a large, open storage pocket that can accommodate a tissue box, books, or other like items. The doors open wide, swinging out almost 90 degrees to the side, and gripping handles are provided on the backs of the front driver and passenger seats to further facilitate entry and exit for children and seniors. The roof antenna is located in an accessible position, making antenna adjustments easier for users of short stature. In addition, quietness has been built in to the cabin to enhance the audibility of conversation.

* Stella means *star* in Italian. The name was chosen to reflect the commitment by FHI's development team to build a "star-quality" mini car that appeals to discerning users.



Subaru Stella



Subaru Stella Custom

Major features

- Exterior design

Styling expresses both a grand presence and friendliness. The Stella standard model has been designed on the concept of *simple, clean and modern* styling, while the Stella Custom version focuses on the characteristics *young, vigorous and sporty.*

- Packaging

Streamlined packaging with a high level of utility has been made possible, based on the key concept of an easy-to-drive and easy-to-use car that offers ample space for utility and fun.

- Seats
  - The front bench seat not only provides comfort but utility.
  - The two independent back seats move forward and back by as much as 200 mm. Together with the collapsible front-passenger seat that can turn into a table, the Stella offers a variety of seating arrangements.
- Doors
  - Inside door panels come with large, deep storage pockets, easily accommodating 500-mL plastic bottles, a tissue box, and picture books for children.
  - In addition to the 90-degree opening angle of the door, the almost square-shaped entrance opening of the door facilitates entry and exit, the setting and removal of a child safety seat, as well as carrying a child in and out of the car.
- Safety
  - The *New Ring-Shaped Reinforcement Frames* ensure high rigidity while making the Stella lighter in weight.
  - Front and rear frames are positioned straight up and high off the ground, helping reduce impact in a collision with a bigger vehicle.
  - Front seats are equipped with high-rigidity headrests that hold heads firmly and reduce neck injuries, and the seatbacks are reinforced by locking mechanisms on the hinges on both sides of each seat. These features protect a driver and front passenger in case of a rear-end collision and help reduce the risk of whiplash injuries.
- Powertrain

The Stella offers two kinds of engine, either naturally aspirated or supercharged; the former excels in fuel economy and performance at practical driving speeds, while the latter delivers a powerful driving experience. All models are fitted with the newly developed i-CVT, which provides an agile and smooth ride and helps deliver outstanding mileage.

[Sales target]
5,000 units /month

#7

Revised June 27, 2006

Articles of Incorporation

Fuji Heavy Industries Ltd.

Articles of Incorporation

Chapter 1, General Provisions

(Company Name)

Article 1.

The Company will be called *Fuji Jyukogyo Kabushiki Gaisha*, and in English, Fuji Heavy Industries Ltd.

(Location of Head Office)

Article 2.

The Company will establish its head office in Shinjuku-ku, Tokyo.

(Purpose)

Article 3.

The purpose of the Company shall be to engage in the following business activities:

1. Manufacture, sales, repair, and lease of the following products, and components and materials related thereto:
   (1) Automobiles, railway vehicles, industrial vehicles and other vehicles;
   (2) Airplanes, aerospace related machinery, flying objects, military arms;
   (3) Engines, engine-equipped machinery, agricultural machinery, forestry machinery, construction machinery, machine tools, pressing machinery, heating and air conditioning equipment, equipment for environment and/or sanitation control, and other industrial and/or general machines and tools; and
   (4) Telecommunications equipment, measuring equipment, and other electric equipment.
2. Consulting, engineering, and development and sales of any other technology, related to the preceding paragraph.
3. Design, operation, supervision and hire of construction and manufacture, sales and repair of buildings, structures and materials related thereto.
4. Sales, lease, agency and maintenance of real estate.
5. Managing airports.
6. Information processing, information transmission, information providing, and development, sales and lease of software.
7. Transport by land, sea or air, storage, and other transportation services related thereto.
8. Securities investment, securities trading and financing.
9. Dispatch transactions.

10. Security and disaster prevention.
11. Advertising agency, travel agency, publishing and printing.
12. Management of facilities with regard to education, medical treatment, sports, tourism, exhibition, entertainment, and other facilities such as restaurants, lodgings and stores.
13. Sales of fuels and heat treatments.
14. Accident insurance agency and life insurance recruitment.
15. Businesses related to any portion of the above.

(Method for Public Notices)

Article 4.

The public notices of the Company shall be given by way of publication in the *Nihon Keizai Shimbun*.

Chapter 2, Shares

(Total Number of Shares Issuable)

Article 5.

The total number of shares issuable by the Company shall be 1,500,000,000.

(Issuance of Share Certificates)

Article 6.

The Company shall issue share certificates related to the shares.

(Acquisition of Its Own Shares)

Article 7.

The Company may acquire its own shares by means of a market transaction, etc. upon a Board of Directors resolution, in accordance with Article 165,Section 2 of the Corporate Law.

(Shareholder Register Administrator)

Article 8.

The Company will establish a shareholder register administrator. The shareholder register administrator and its place of operation will be determined by a resolution of the Board of Directors and will be publicly announced.

Preparing and maintaining the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of share purchase

warrants and the register of loss of share certificates, and other matters related to the register of shareholders, the register of share purchase warrants and the register of loss of share certificates, will be delegated to the shareholder register administrator, and will not be handled by the Company.

(Number of Shares in Unit Share and Non-Issuance of Share Certificates for Fractional Unit Shares)

Article 9.

The number of shares in a unit share of the Company is one thousand (1,000) shares. Notwithstanding the provision of Article 6, the Company will not issue share certificates relating to fractional unit shares; provided however, that this will not apply if the Regulations for Handling Shares provide otherwise.

(Rights Regarding Fractional Unit Shares)

Article 10.

The Company's shareholders (including beneficial shareholders; the same applies hereinafter) may not exercise any right other than the following rights regarding the fractional unit shares they own:

1. any right stipulated in each item of Article 189, Section 2 of the Corporate Law;
2. any right to make a claim pursuant to the provisions of Article 166, Section 1 of the Corporate Law;
3. any right to subscribe for offered shares and any right to subscribe for offered share purchase warrants, in accordance with the number of shares owned by the shareholder;
4. any right to make a claim as provided in Article 11.

(Additional Purchase of Fractional Unit Shares)

Article 11.

A Shareholder of the Company may demand a sale of the number of shares which, together with the number of fractional unit shares owned, shall constitute one unit share, in accordance with the provisions set forth in the Regulations for Handling of Shares.

(Regulations for Handling of Shares)

Article 12.

Handling and fees related to the Company's shares will be as provided in the Regulations for Handling Shares, which shall be decided by the Board of Directors, as well as in laws and regulations or these Articles of Incorporation.

Chapter 3, General Meeting of Shareholders

(Ordinary Meetings, Extraordinary Meetings and Convocation)

Article 13.

The Company will have two types of General Meeting of Shareholders, an Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders. An Annual General Meeting will be held in June every year, and an Extraordinary General Meeting will be held when necessary.

(Record Date for Annual General Meeting of Shareholders)

Article 14.

The record date for voting rights at the Annual General Meeting of Shareholders of the Company shall be March 31 of every year.

(Convener and Chairman)

Article 15.

The President of the Company shall convene a General Meeting of Shareholders and shall act as the chairman therein. In the event the President is unable to do so, a Director shall serve in the President's place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.

(Disclosure on the Internet and Deemed Provision of Reference Documents, etc. for the General Meeting of Shareholders.)

Article 16.

Upon convocation of the General Meeting of Shareholders, it may be deemed that the Company has provided the information concerning matters to be stated or represented in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements to the shareholders, by disclosing the same by a method using the Internet as provided by the order of Ministry of Justice.

(Resolution Method)

Article 17.

Unless otherwise prescribed by laws and regulations or in these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be passed by a majority of the votes of the shareholders present therein who may exercise their voting rights.

Resolutions as provided for in Article 309, Section 2 of the Corporate Law shall be

passed at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders who can exercise their voting rights shall be present, by a majority of two-thirds (2/3) or more of the voting rights of the shareholders so present.

(Proxy Votes)

Article 18.

A shareholder of the Company may exercise its voting rights by authorizing one (1) other shareholder who has voting rights in the Company as its proxy in a General Meeting of Shareholders.

The shareholder or proxy must submit to the Company a document evidencing its authority for each General Meeting of Shareholders.

(Minutes)

Article 19.

A summary of the process of the proceedings of the General Meeting of Shareholders and the result thereof, and other matters provided by laws and regulations, shall be stated or recorded in the minutes of the meeting. The minutes of the meeting shall be placed at the head office for 10 years and their certified copies shall be maintained at branch offices for 5 years.

Chapter 4, Directors and the Board of Directors

(Board of Directors)

Article 20.

The Company shall establish a Board of Directors.

(Number and Appointment)

Article 21.

The Company will have no more than 15 Directors, who will be appointed at the General Meeting of Shareholders.

The above resolution for appointment will be passed by a majority of the votes in the presence of shareholders with one-third (1/3) or more of voting rights of the shareholders who can exercise their voting rights. Cumulative voting shall not apply for the appointment of a Director.

(Term of Office)

Article 22.

The term of office for a Director shall be until the conclusion of the Annual General Meeting of Shareholders for the last business year that will terminate within 1 year after appointment.

(President, etc.)

Article 23.

One Chairman, one President, Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors may be determined by a resolution of the Board of Directors.

(Representative Directors)

Article 24.

Directors who are to represent the Company shall be selected from the Directors set forth in Article 23 by a resolution of the Board of Directors.

(Remuneration, etc.)

Article 25.

Remuneration, bonus and other financial benefits to be received by Directors as consideration for the performance of their duties from the Company ("Remuneration, etc.") shall be decided by a resolution at the General Meeting of Shareholders.

(Exemption of Liabilities for Directors)

Article 26.

The Company may exempt Directors (including former Directors) from their liabilities for compensation of damages under Article 423, Section 1 of the Corporate Law to the extent permitted by laws and regulations by a resolution of the Board of Directors in accordance with the provisions of Article 426, Section 1 of the Corporate Law.
The Company may execute an agreement limiting liability for compensation of damages under Article 423, Section 1 of the Corporate Law between outside directors pursuant to Article 427, Section 1 of the Corporate Law; provided however, that, the ceiling amount for liabilities pursuant to such agreement shall be the larger of a previously designated amount of 5,000,000 Yen or more and an amount stipulated by laws and regulations.

(Regulations of the Board of Directors)

Article 27.

In addition to any laws and regulations and these Articles of Incorporation, matters relating to the Board of Directors shall be in accordance with the Regulations of the Board of Directors, which shall be decided upon by the Board of Directors.

(Convener and Chairman)

Article 28.

The Chairman will convene a meeting of the Board of Directors and shall preside over the meeting. In the event of the vacancy of the Chairman, or an accident, another Director shall serve in its place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.

(Notices of Convocation)

Article 29.

Notices to convene a meeting of the Board of Directors must be given to each Director and each Corporate Auditor at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened.

In the event that the consent of all of the Directors and the Corporate Auditors has been obtained, a meeting of the Board of Directors can be held without convocation procedures.

(Resolution Method)

Article 30.

A resolution of the Board of Directors shall be passed by a majority of the Directors present at the meeting at which a majority of the Directors who may participate in the voting are present.

(Omission of Resolution)

Article 31.

The Company may deem that a resolution was passed for a certain proposal to be resolved by the Board of Directors if all Directors (but limited to only the Directors who may participate in the voting for such proposal) give consent to such proposal in writing or through electromagnetic records; provided however, that this may not apply if any Corporate Auditor expresses their objection thereto.

(Minutes)

Article 32.

A summary of the process of proceedings of the meeting of the Board of Directors, the result thereof and other matters stipulated by laws and regulations shall be stated or

recorded in the minutes, and the Directors and Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be maintained at the head office for 10 years.

Chapter 5, Corporate Auditors and the Board of Corporate Auditors

(Establishment of Corporate Auditors and the Board of Corporate Auditors)

Article 33.

The Company shall establish Corporate Auditors and the Board of Corporate Auditors.

(Number and Appointment)

Article 34.

The Company will have no more than 5 Corporate Auditors, who shall be appointed at the General Meeting of Shareholders.

The above resolution for appointment of auditors shall be passed by a majority vote in the presence of shareholders with one-third (1/3) or more of voting rights of shareholders who can exercise their voting rights.

(Term of Office)

Article 35.

The term of office for Corporate Auditors shall be until the closing of the Annual General Meeting of Shareholders for the last business year that will terminate within 4 years after appointment. The term of office for a Corporate Auditor appointed to replace a Corporate Auditor who resigned before maturity of his term will be until the end of the term of office for the resigned Corporate Auditor.

(Standing Corporate Auditor)

Article 36.

The Board of Corporate Auditors will elect a Standing Corporate Auditor by its resolution.

(Remuneration, etc.)

Article 37.

Remuneration, etc. of Corporate Auditors shall be decided by a resolution of the General Meeting of Shareholders.

(Exemption for Corporate Auditors)

Article 38.

The Company may exempt Corporate Auditors (including former Corporate Auditors) from their liabilities for compensation of damages under Article 423, Section 1 of the Corporate Law, to the extent permitted by laws and regulations, by a resolution of the Board of Directors pursuant to Article 426, Section 1 of the Corporate Law.
The Company may execute an agreement limiting liability for compensation of damages under Article 423, Section 1 of the Corporate Law between outside corporate auditors pursuant to Article 427, Section 1 of the Corporate Law; provided that the ceiling amount for liabilities under such an agreement shall be the larger of a previously designated amount of 5,000,000 Yen or more and an amount stipulated by laws and regulations.

(Regulations of the Board of Corporate Auditors)
Article 39.
In addition to any laws and regulations and these Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be in accordance with the Regulations of the Board of Corporate Auditors, which shall be decided upon by the Board of Corporate Auditors.

(Notices of Convocation)
Article 40.
Notices to convene a meeting of the Board of Corporate Auditors must be given to each Corporate Auditor at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened.
In the event that the consent of all of the Corporate Auditors has been obtained, a meeting of the Board of Corporate Auditors can be held without convocation procedures.

(Resolution Method)
Article 41.
Unless otherwise prescribed by any laws or regulations, a resolution of the Board of Corporate Auditors shall be passed by a majority of the Corporate Auditors.

(Minutes)
Article 42.
A summary of the process of proceedings of the meeting of the Board of Corporate Auditors, the result thereof and other matters stipulated by laws and regulations, shall be stated or recorded in the minutes, and the Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the

meeting shall be maintained at the head office for 10 years.

Chapter 6, Accounting Auditors

(Establishment of Accounting Auditors)

Article 43.

The Company shall establish Accounting Auditors.

(Appointment)

Article 44.

The Accounting Auditors shall be elected at the General Meeting of Shareholders.

(Term)

Article 45.

The term of office for Accounting Auditors shall be until the closing of the Annual General Meeting of Shareholders for the last business year that will terminate within 1 year after appointment.

If it is not resolved otherwise in the Annual General Meeting of Shareholders under the preceding paragraph, the Accounting Auditors shall be deemed reappointed at that Annual General Meeting of Shareholders.

Chapter 7, Accounts

(Business Year)

Article 46.

The business year of the Company shall be from the first day of April through the last day of March next year.

(Term End Distribution)

Article 47.

The Company shall distribute the surplus to the shareholders or the registered share pledgees listed or recorded in the final registers of shareholders as of March 31 every year, based on a resolution of the General Meeting of Shareholders ("Term End Distribution").

(Interim Distribution)

Article 48.

The Company, by a resolution of the Board of Directors, can distribute the surplus in

accordance with Article 454, Section 5 of the Corporate Law to the shareholders or the registered share pledgees listed or recorded in the final registers of shareholders as of September 30 every year("Interim Distribution").

(Limitation Period)

Article 49.

In the event that amounts concerning the Term End Distribution or the Interim Distribution are not received after 3 years have passed from the date when payment thereof becomes payable, the Company is exempted from its payment obligation.

#8

Covenant of Timely Disclosure

July 3, 2006

Mr. Taizo Nishimuro
President and CEO
Tokyo Stock Exchange, Inc.

Head Office Address: 1-7-2, Nishi-Shinjuku
Shinjuku-ku, Tokyo 160-8316 Japan
Company Name: Fuji Heavy Industries Ltd.
Title of authorized representative: President and CEO
Name of Signer (signature): Ikuo Mori (seal)

Fuji Heavy Industries Ltd. hereto covenants and agrees that it fully acknowledges that the timely disclosure of corporate information leads to a sound stock market, that the company shall consistently make efforts to enhance its corporate structure provided in the annex in order to perform prompt, accurate and fair disclosure of the corporate information from the viewpoint of its investors, and that the company shall sincerely attempt to provide its investors with the corporate information in a timely and an appropriate manner.

Corporate Structure regarding Disclosure of Corporate Information
(Annex)

July 3, 2006

Company Name:Fuji Heavy Industries Ltd.
(Code No. 7270 First Section of the Tokyo Stock Exchange)

Our corporate structure pertaining to disclosure of our corporate information is as follows:

1. Corporate structure regarding disclosure of our corporate information

① Fuji Heavy Industries Ltd. has appointed General Manager of General Administration as an Information Security Manager and General Administration Department as a section responsible for disclosing information to the Tokyo Stock Exchange under the supervision of Information Security Manager. The department shall make reporting with respect to disclosure in a timely manner.

② In respect to crucial decisions and accidents pertaining to our corporate activities, General Administration Department shall be provided relevant information by Corporate Planning Department pursuant to the Securities Exchange Law or applicable regulations of Tokyo Stock Exchange thereafter consider the necessity, the time, and the methods of disclosure. Final decision for disclosure shall be made by Information Security Manager with approvals by the board of directors, the board of management and other associated directors.

③ Notwithstanding that corporate information pursuant to the timely disclosure regulations is exempt from duty of disclosure, such information shall be disclosed with the procedure mentioned in the above provision 2 if investors judge such information will affect investment decisions.

④ Information shall be disclosed on the TD-net of Tokyo Exchange Stock, if necessary, it shall be provided to the press club of the Tokyo Exchange Stock and posted on our corporate website.

【Corporate Structure】


Information on crucial decisions and accidents
Discussion and approval from the board of directors and management
Corporate Planning Dept
Providing relevant information
General Administration Dept
Consideration the necessity of disclosure
General Manager of General Administration Dept (Information Security Manager)
Final decision for disclosing relevant information
Information Disclosure

2. Corporate Structure pertaining to submitting portfolio report (reference)

① In respect to financial statements in portfolio report, they are produced on the basis of data approved by the board of directors.

② In respect to respective written statements in portfolio report, they shall be produced by respective departments as described below, approved by respective general managers in order to submit our accounting auditors.

③ General Administration Dept takes responsibility for final documentation followed by confirmation of General Manager (Information Security Manager) prior to reporting and disclosure.

【 Corporate Structure 】

[Items in the Portfolio Report]


Board of directors (financial conditions)
Corporate Overview
Finance & Accounting Dept/Human Resources Dept/General Administration Dept
Business Condition
Corporate Planning Dept/Finace & Accounting Dept/Legal Dept/Secretarial Office/General Administration Dept
Facility Condition
Corporate Planning Dept/Finace & Accounting Dept
Financial condition of submitting company
Corporate Planning Dept/Finace & Accounting Dept/Secretarial Office/General Administration Dept
Financial Condition
Finance & Accounting Dept
Outline of equity administration of submitting company
General Administration Dept
Reference information on submitting company
General Administration Dept
Information on guarantee company of submitting company
General Administration Dept
Accounting audit
Final documentation and confirmation at General Administration Dept
Final confirmation from General Manager of General Administration Dept (Information Security Manager)
Submission and Disclosure

#9

For immediate release
July 5, 2006
Fuji Heavy Industries Ltd.
Sojitz Corporation

Fuji Heavy Industries and Sojitz to Launch Full-fledged SUBARU Car Sales Operations in Ukraine

Aiming to double sales volume in 2007 through new company, Subaru Ukraine

Fuji Heavy Industries Ltd. and Sojitz Corporation will launch full-fledged sales operations for SUBARU cars in Ukraine. The companies will undertake the import and sale of SUBARU cars and car parts, development of dealer networks, and marketing operations in Ukraine, through "Subaru Ukraine LLC" (Head office: Kiev, Ukraine; Representative: Tetsuya Kubo), a SUBARU car import and distribution company established in May 2006.

Subaru Ukraine is capitalized at 15 million hryvnias (approximately 339 million yen), with an equity participation of 51% from Sojitz, and 49% from LLC 'AWD Motors' (Head office: Kiev; Representative: Pavlo Oleksiyenko), a fifty-fifty joint venture between Mega-Motors Ltd. and Merkurij Ltd. both of which were previously SUBARU car import dealers in Ukraine.

To date, Fuji Heavy Industries and Sojitz have been conducting sales operations for SUBARU cars through Ukrainian import dealers. The volume of sales for SUBARU cars in Ukraine was about 1,500 units in the year 2005, and by developing sales through Subaru Ukraine, the companies aim to achieve double that amount in 2007 with sales of about 3,000 units. This new sales structure will enable customer service provision based on SUBARU marketing strategies set by Fuji Heavy Industries. For the car models to be sold in the Ukrainian market, marketing of the B9 TRIBECA is scheduled to start this fall, along with the other European regions, in addition to four existing models; Legacy, Outback, Forester and Impreza.

Fuji Heavy Industries and Sojitz have been promoting, in a strategic manner, the expansion of sales of SUBARU cars and the building of the SUBARU brand in the CIS region, which is experiencing significant economic growth.

In Russia, sales operations for SUBARU cars have been conducted since 2000, through a distribution company "Subaru Motor LLC" in which Sojitz holds a major stake. Sales of approximately 4,300 SUBARU cars were achieved in 2005, and sales of approximately 5,500 units are targeted in 2006. Fuji Heavy Industries and Sojitz will focus their efforts on further sales expansion in the CIS region, by taking advantage of this opportunity to launch sales operations in Ukraine through Subaru Ukraine.

#10

Outline of Financial Results for the 1st Quarter of Fiscal 2007 (Consolidated)

July 31, 2006

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.** (Code No.: 7270 :Tokyo Stock Exchange First Section)
(URL http://ir.fhi.co.jp/index.html)
Representative : Mr. Ikuo Mori, President and CEO
Contact for Inquiries : Mr. kazuto Sakamoto, General Manager of Administration Department
TEL(03)3347 2005

1. Basis for preparation of financial results of this quarter

(1) Adoption of simplified accounting practices : Yes

Income taxes are calculated using a simplified accounting method.

(2) Accounting change from prior year : No

(3) Changes in scope of consolidation and application of the equity method: Yes

- The number of consolidated subsidiaries decreased 5 subsidiaries to 63 subsidiaries. This is because 10 Subaru exclusive dealers companies in Hokkaido and 4 other areas were integrated into 5 companies.
- The number of companies accounted for by the equity method increased 7 companies to 18 companies. From this 1st quarter, Robin service Co., Ltd., Fuji Special Purpose Vehicle Co., Ltd., Robin Europe GmbH and 4 other companies have been accounted for by the equity method due to their increased influence on the consolidated financial statements.

2. Performance in the 1st Quarter of Fiscal 2007 (from April 1, 2006 to June 30, 2006)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
1st Quarter of FY 2007	¥329,534	(9.9%)	¥10,768	(834.7%)	¥9,645	(—)	¥4,598	(—)
1st Quarter of FY 2006	¥299,948	(-2.5%)	¥1,152	(—)	¥423	(-82.9%)	(¥1,177)	(—)
Fiscal 2006	¥ 1,476,368	—	¥ 58,339	—	¥ 46,768	—	¥ 15,611	—

	Net income (loss) per share, basic (Yen)	Net income (loss) per share, diluted (Yen)
1st Quarter of FY 2007	¥ 6.42	¥ 6.41
1st Quarter of FY 2006	(¥ 1.51)	(¥ 1.51)
Fiscal 2006	¥ 20.66	¥ 20.66

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st quarter period.

Qualitative Information on Progress of Consolidated Operating Performance

Consolidated net sales for the first quarter of FY2007 were up 9.9% or 29.6 billion yen over the same period of previous fiscal year at 329.5 billion yen thanks to a net increase in the sales of the B9 Tribeca in the North American market as well as steady sales volume increases in Europe and Australia despite decreased sales in the domestic market for the Automobile division. Profits were up on a year-on-year basis with foreign exchange gains on a weak yen, an increase in sales volume and product mix as well as efforts to reduce material costs and SG&A and other expenses pushing operating income up 9.6 billion yen or 834.7% to 10.8 billion yen, and ordinary income up 9.2 billion yen to 9.6 billion yen. Despite an increase in taxes expense, net income totaled 4.6 billion yen, a 5.8 billion yen jump over the same period of previous fiscal year, in which a loss of 1.2 billion yen was reported.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net asstets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
1st Quarter of FY 2007	¥ 1,357,007	¥ 465,996	34.2 %	¥ 647.09
Fiscal 2006	¥ 1,348,400	¥ 465,522	34.5 %	¥ 649.41

Note: Net assets in Fiscal 2006 have described total shareholder's equity.

Qualitative Data on the Progress of Consolidated Financial Condition

Total assets as of the end of the first quarter of FY2007 increased by 8.6 billion yen to 1,357 billion yen compared with the end of the previous fiscal year. Major contributing factors included increases in both work-in-progress for new projects at the Aerospace division and inventory assets at the Automobile division for the preparation of seasonal demand.

Liabilities increased by 10.4 billion yen to 891 billion yen from the end of the previous fiscal year primarily due to an increase in interest-bearing debt.

Net assets including minority interest in consolidated subsidiaries fell 1.8 billion yen from the end of the previous fiscal year to hit 466 billion yen due mainly to net unrealized holding gains on securities.

[Reference]

Projections for Fiscal 2007 (From April 1, 2006 to March 31, 2007)

Unchanged from the latest forecast (announced on May 9, 2006)

The above projections are made based on available information and assumptions as of July 31, 2006, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Consolidated Financial Statements]

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	1st Quarter of 2007 (as of June 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
ASSETS			
Current assets	639,523	619,183	20,340
Cash and time deposits	52,409	65,524	(13,115)
Notes and accounts receivable, trade	91,109	104,972	(13,863)
Marketable securities	38,301	37,444	857
Inventories	257,498	216,396	41,102
Short—term loans	114,513	118,414	(3,901)
Deferred tax assets	32,762	32,992	(230)
Other	55,010	45,604	9,406
Allowance for doubtful accounts	(2,079)	(2,163)	84
Fixed assets	717,484	729,217	(11,733)
Property, plant and equipment, net	550,927	555,973	(5,046)
Buildings and structures	128,965	128,727	238
Machinery, equipment and vehicles	127,585	184,582	(56,997)
Land	172,615	172,338	277
Construction in progress	5,816	7,396	(1,580)
Leased assets	63,896	-	63,896
Other	52,050	62,930	(10,880)
Intangible assets	37,160	38,211	(1,051)
Investments and other assets	129,397	135,033	(5,636)
Investment securities	76,255	80,316	(4,061)
Long—term loans	4,793	8,141	(3,348)
Deferred tax assets	24,788	23,612	1,176
Other	25,936	25,312	624
Allowance for doubtful accounts	(2,375)	(2,348)	(27)
Total assets	1,357,007	1,348,400	8,607

Note: From this 1st quarter of 2007, "Leased assets" in Property, plant and equipment, net have been described separately, whereas in fiscal 2006 "Leased assets" are included in Machinery, equipment and vehicles (¥56,766 million) and Other (¥7,485 million).

	1st Quarter of 2007 (as of June 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
LIABILITIES AND NET ASSETS			
Current liabilities	**614,667**	**628,113**	**(13,446)**
Notes and accounts payable, trade	199,909	211,412	(11,503)
Short-term borrowings	197,253	195,507	1,746
Commercial paper	16,000	8,000	8,000
Current portion of bonds	500	20,500	(20,000)
Accrued income taxes	6,547	11,472	(4,925)
Accrued expenses	56,678	61,744	(5,066)
Accrued bonus	23,039	15,427	7,612
Accrued warranty claims	23,533	23,496	37
Other	91,208	80,555	10,653
Long-term liabilities	**276,344**	**252,501**	**23,843**
Bonds	100,000	80,000	20,000
Long-term debts	69,664	70,072	(408)
Deferred tax liabilities on revaluation of land	703	703	—
Accrued pension and severance liability	53,727	52,322	1,405
Accrued directors' severance and retirement benefits	900	971	(71)
Consolidation adjustments	2,451	2,995	(544)
Other	48,899	45,438	3,461
Total liabilities	**891,011**	**880,614**	**10,397**

	1st Quarter of 2007 (as of June 30, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
Minority interest in consolidated subsidiaries	—	2,264	—
Shareholders' equity			
Common stock	—	153,795	—
Capital surplus	—	160,071	—
Retained earnings	—	189,996	—
Revaluation reserve for land	—	290	—
Net unrealized holding gains on securities	—	21,145	—
Translation adjustments	—	(18,230)	—
Less treasury stock, at cost	—	(41,545)	—
Total shareholders' equity	—	465,522	—
Total liabilities and shareholders' equity	—	1,348,400	—
Net assets			
Shareholders' equity	464,636	—	—
Common stock	153,795	—	—
Capital surplus	160,071	—	—
Retained earnings	192,303	—	—
Less treasury stock, at cost	(41,533)	—	—
Revaluation, adjustments	(870)	—	—
Revaluation reserve for land	290	—	—
Net unrealized holding gains on securities	17,795	—	—
Translation adjustments	(18,955)	—	—
Minority interest in consolidated subsidiaries	2,230	—	—
Total net assets	465,996	—	—
Total liabilities and net assets	1,357,007	—	—

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	1st Quarter of FY 2007 (ended June 30 ,2006)	1st Quarter of FY 2006 (ended June 30 ,2005)	Changes Increase/(Decrease)		Fiscal 2006 (ended March 31 ,2006)
	Amount	Amount	Amount	%	Amount
Net sales	**329,534**	**299,948**	**29,586**	**9.9**	**1,476,368**
Cost of sales	247,044	231,069	15,975	6.9	1,125,293
Gross profit	82,490	68,879	13,611	19.8	351,075
Selling, general and administrative expenses	71,722	67,727	3,995	5.9	292,736
Operating income	**10,768**	**1,152**	**9,616**	**834.7**	**58,339**
Non—operating income	**4,337**	**3,366**	**971**	**28.8**	**12,356**
Interest and dividends income	1,027	1,055	(28)	(2.7)	3,421
Amortization of consolidation adjustments	544	700	(156)	(22.3)	3,296
Gain on revaluation of derivatives	1,634	470	1,164	247.7	513
Other	1,132	1,141	(9)	(0.8)	5,126
Non—operating expenses	**5,460**	**4,095**	**1,365**	**33.3**	**23,927**
Interest expenses	945	726	219	30.2	3,181
Loss on revaluation of derivatives	565	2,375	(1,810)	(76.2)	2,983
Other	3,950	994	2,956	297.4	17,763
Ordinary income	**9,645**	**423**	**9,222**	—	**46,768**
Extraordinary gains	**49**	**37**	**12**	**32.4**	**9,253**
Gain on sale of fixed assets	49	4	45	—	3,872
Gain on sale of investment securities	—	33	(33)	(100.0)	5,274
Other	—	—	—	—	107
Extraordinary losses	**332**	**259**	**73**	**28.2**	**27,347**
Loss on sale and disposal of property, plant and equipment	332	259	73	28.2	4,273
Loss on sale of investment securities	—	—	—	—	2,253
Impairment loss on property, plant and equipment	—	—	—	—	4,064
Additional retirement payments	—	—	—	—	7,991
Loss on termination of development projects	—	—	—	—	7,094
Other	—	—	—	—	1,672
Income before income taxes and minority interest	9,362	201	9,161	—	28,674
Tax expense	4,769	1,397	3,372	241.4	12,928
Minority interest in income of consolidated subsidiaries	—	—	—	—	135
Minority interest in loss of consolidated subsidiaries	5	19	(14)	(73.7)	—
Net income (loss)	**4,598**	**(1,177)**	**5,775**	—	**15,611**

(3) Segment Information

[Business segment information]

1st Quarter of FY2007 (from April 1, 2006 to June 30, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	297,672	13,116	16,347	2,399	329,534	-	329,534
(2) Inter—segment	700	4	6	620	1,330	(1,330)	-
Total sales	298,372	13,120	16,353	3,019	330,864	(1,330)	329,534
Operating cost and expense	291,002	12,492	14,327	2,473	320,294	(1,528)	318,766
Operating income (loss)	7,370	628	2,026	546	10,570	198	10,768

1st Quarter of FY2006 (from April 1, 2005 to June 30, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	270,802	11,757	14,378	3,011	299,948	-	299,948
(2) Inter—segment	916	46	9	672	1,643	(1,643)	-
Total sales	271,718	11,803	14,387	3,683	301,591	(1,643)	299,948
Operating cost and expense	271,618	11,648	13,756	3,675	300,697	(1,901)	298,796
Operating income (loss)	100	155	631	8	894	258	1,152

[Segment information by geographic area]

1st Quarter of FY2007 (from April 1, 2006 to June 30, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	192,892	132,791	3,851	329,534	-	329,534
(2) Inter—segment	62,876	647	69	63,592	(63,592)	-
Total sales	255,768	133,438	3,920	393,126	(63,592)	329,534
Operating cost and expense	244,355	134,325	3,781	382,461	(63,695)	318,766
Operating income (loss)	11,413	(887)	139	10,665	103	10,768

1st Quarter of FY2006 (from April 1, 2005 to June 30, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	186,331	109,619	3,998	299,948	-	299,948
(2) Inter—segment	59,249	528	86	59,863	(59,863)	-
Total sales	245,580	110,147	4,084	359,811	(59,863)	299,948
Operating cost and expense	239,151	113,747	3,992	356,890	(58,094)	298,796
Operating income (loss)	6,429	(3,600)	92	2,921	(1,769)	1,152

[Overseas sales]

1st Quarter of FY2007 (from April 1,2006 to June 30, 2006)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	144,070	30,893	33,239	208,202
Consolidated net sales				329,534
Percentage of overseas sales over consolidated sales (%)	43.7%	9.4%	10.1%	63.2%

1st Quarter of FY2006 (from April 1, 2005 to June 30, 2005)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	118,499	23,369	28,876	170,744
Consolidated net sales				299,948
Percentage of overseas sales over consolidated sales (%)	39.5%	7.8%	9.6%	56.9%



<Reference for the 1st Quarter of FY2007 Consolidated Financial Results>

(July 31,2006)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2006 Apr.2005 to Jun.2005	ACTUAL RESULTS 1st Quarter of FY 2007 Apr.2006 to Jun.2006		FORECAST FY2007 Apr.2006 to Mar.2007	
Net Sales	2,999	3,295	9.9 %	15,500	5.0 %
Domestic	1,292	1,213	(6.1) %	6,400	5.9 %
Overseas	1,707	2,082	21.9 %	9,100	4.3 %
Margin Percentage	0.4%	3.3%		3.2%	
Operating Income	12	108	834.7	500	(14.3) %
Margin Percentage	0.1%	2.9%		3.2%	
Ordinary Income	4	96	–	500	6.9 %
Margin Percentage	–	1.4%		1.9%	
Net Income	(12)	46	–	300	92.2 %
Analysis of *increase/decrease* in operating income		**Gain factors** *Foreign exchange* 52 Increase in sales mix 31 Decrease of expenses and others 16 Reduction in costs 11 **Loss factors** Increase in R&D expenses 14		**Gain factors** *Increase in sales mix* 107 Reduction in costs 27 **Loss factors** Increase of expenses and others 96 Increase in R&D expenses 71 Foreign exchange 50	
Exchange rate YEN/US$	107	115		110	
Capital investment	95	87		930	
Depreciation and amortizati	125	146		605	
R&D expenses	97	111		540	
Interest bearing debt	4,124	3,835		3,700	
Performance of operation		Net sales to increase Net income to increase		Net sales to increase Net income to increase Best net sales	
Domestic sales units	50	45	(8.9) %	264	14.5 %
Small Cars	19	16	(13.5) %	97	(0.8) %
Minicars	31	29	(6.1) %	167	25.8 %
Overseas sales units	71	79	11.7 %	347	1.8 %
North America	43	47	7.9 %	220	4.9 %
Europe	12	16	32.5 %	65	1.0 %
Others	16	17	6.6 %	62	(7.3) %
Total sales units	120	124	3.2 %	611	6.9 %

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Annual Securities Report for the fiscal year ended March 31, 2006, as filed with the Kanto Local Finance Bureaus on June 28, 2006, which includes:

- Corporate information

  A. Corporate overview
     1. Five-year history of changes in major business indices
     2. History of the company and its associated companies
     3. Overview of business
     4. Affiliated companies
     5. Employee information

  B. Business
     1. Discussion of business results
     2. Production, orders and sales
     3. Management issues
     4. Risk factors
     5. Material contracts
     6. Research and development
     7. Discussion and analysis of financial condition and results of operation

  C. Capital assets
     1. Overview of capital expenditure
     2. Important capital assets
     3. Plans for new construction projects and disposition of facilities

  D. Company information
     1. Share information
        a. Total number of shares
        b. Stock acquisition rights
        c. Number of shares outstanding, changes in capital stock
        d. Shareholder information
        e. Major shareholders
        f. Voting rights
        g. Stock options

2. Treasury stocks
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial Information and Independent Auditors' Report
   1. Consolidated Financial Statements
      a. Consolidated Financial Statements
      b. Others
   2. Non-consolidated Financial Statements
      a. Non-consolidated Financial Statements
      b. Major Assets and Liabilities
      c. Others

F. Share handling information

G. Reference materials

H. Information of Guaranty Company and Others (including Independent Auditors' Report)

2. Annual Business Report for the fiscal year ended March 31, 2006, as provided to shareholders on June 27, 2006, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. New product (Subaru Stella, an All-new Mini Car)
E. Report for Aerospace Division
F. Consolidated balance sheets
G. Consolidated statements of income
H. Consolidated statements of cash flows
I. Activity report
J. Non-consolidated balance sheet
K. Non-consolidated statements of income
L. Appropriation of earnings
M. Share information
N. Directors and corporate auditors

3. Report For Corporate Governance, as filed with the Tokyo Stock Exchange on May 31, 2006, which includes:

A. Basic Corporate Governance policy and information
B. Corporate Structure regarding Corporate Governance
C. Corporate Activities to Shareholders and other stakeholders
D. Basic Internal Control System policy

4. Report For Corporate Governance, as filed with the Tokyo Stock Exchange on July 26, 2006, which includes:

A. Basic Corporate Governance policy and information
B. Corporate Structure regarding Corporate Governance
C. Corporate Activities to Shareholders and other stakeholders
D. Basic Internal Control System policy

(Revision for the above report)